Exhibit 99.1

NewsRelease

TransCanada Filed Comprehensive Proposal
to Reduce Mainline Tolls

CALGARY, Alberta – September 1, 2011 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced an application was filed with the National Energy Board (NEB) for approval of a comprehensive proposal to restructure services and tolling on TransCanada’s Mainline. The proposal responds to the significant changes that have occurred over the last few years in natural gas supply, demand and transportation in North America and will achieve significantly reduced Mainline tolls for 2012 and 2013 compared to existing levels.

“The Mainline continues to be a critical component of the North American natural gas transmission network,” said Russ Girling, TransCanada’s president and chief executive officer. “The changes we have proposed are designed to enhance the long-term economic viability and competitiveness of the Mainline and the Western Canada Sedimentary Basin as a whole, to the benefit of all stakeholders.”

Girling adds that in developing the proposal, “TransCanada sought to achieve a balanced solution that would benefit producers, shippers, consumers and TransCanada while adhering to established regulatory principles and a cost of service toll methodology.”

If approved and implemented, the proposal would result in a number of benefits including a significant reduction in the cost of transportation from the Western Canada Sedimentary Basin to downstream markets on TransCanada’s Pipeline Systems. Under the proposal, the illustrative 2012 toll from Alberta’s Nova Inventory Transfer System (NIT) to Dawn, including an Alberta System Delivery Toll, is $1.41 per gigajoule (GJ) compared to $2.08 / GJ under existing 2011 interim tolls, a 32 per cent reduction. Most Mainline short haul tolls will also decrease.

The significant reduction in tolls is achieved primarily through changes in four specific areas. They include:

·	Changes to depreciation for the three main geographical segments of the Canadian Mainline - the Prairies Line, the Northern Ontario Line and the Eastern Triangle.

·
An extension of Alberta System service to points on the Mainline in Saskatchewan and on the Foothills System in Saskatchewan and British Columbia that effectively extends the geographical footprint of the Alberta System.

·	Modifications to the toll design and cost allocation methodology to better reflect cost accountability under the current and expected future use of the system.

·	Enhancements to the suite and pricing of services to generate additional revenue and help promote contracting through greater toll certainty and stability.

The application filed today will be supplemented by October 31, 2011 to reflect detailed cost and budget information for 2012 and 2013 that is not currently available.

For more information on the proposal, a Backgrounder and Executive Summary is available on TransCanada’s website at http://www.transcanada.com/docs/mainline-es.pdf or visit the National Energy Board at www.neb.gc.ca for a copy of the application.

With more than 60 years experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada's network of wholly owned natural gas pipelines extends more than 57,000 kilometres (35,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, over 10,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com.

Forward-Looking Information

This news release may contain certain information that is forward looking and is subject to important risks and uncertainties. The words "anticipate," "expect," "believe," "may," "should," "estimate," "project," "outlook," "forecast" or other similar words are used to identify such forward-looking information. Forward-looking statements in this document are intended to provide TransCanada securityholders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future financial and operations plans and outlook.  Forward-looking statements in this document may include, among others, statements regarding the anticipated business prospects, projects and financial performance of TransCanada and its subsidiaries, expectations or projections about the future, and strategies and goals for growth and expansion.  All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among others, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of TransCanada's pipeline and energy assets, the availability and price of energy commodities, capacity payments, regulatory processes and decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy sectors, construction and completion of capital projects, labour, equipment and material costs, access to capital markets, interest and currency exchange rates, technological developments and economic conditions in North America. By its nature, forward looking information is subject to various risks and uncertainties, which could cause TransCanada's actual results and experience to differ materially from the anticipated results or expectations expressed. Additional information on these and other factors is available in the reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission (SEC). Readers are cautioned to not place undue reliance on this forward looking information, which is given as of the date it is expressed in this news release or otherwise, and to not use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update publicly or revise any forward looking information, whether as a result of new information, future events or otherwise, except as required by law.

Media Enquiries:	Terry Cunha/Shawn Howard Twitter	403.920.7859 800.608.7859 @TransCanadaPR
Investor & Analyst Enquiries:	David Moneta/Terry Hook/Lee Evans	403.920.7911 800.361.6522